                          RAMSAY HOLDINGS HSA LIMITED
                       PAUL RAMSAY HOLDINGS PTY. LIMITED
                      c/o Ramsay Health Care Pty. Limited
                              154 Pacific Highway
                         Greenwich, NSW 2065 Australia



                                                            June 30, 1995



Ramsay Health Care, Inc.
639 Loyola Avenue
Suite 1700
New Orleans, Louisiana  70113

Dear Sirs:

          Ramsay Holdings HSA Limited, a Barbados corporation, and Paul Ramsay Holdings Pty. Limited, an Australian corporation (collectively, the "Holders"), are the holders of all of the outstanding shares of Class B Preferred Stock, Series C, par value $1.00 per share (the "Preferred Stock"), of Ramsay Health Care, Inc., a Delaware corporation (the "Company"). The Company wishes to adopt a stockholder rights plan (the "Rights Plan") which would provide, among other things, for the issuance to its stockholders of rights (the "Rights") to purchase shares of Common Stock, par value $0.01 per share ("Common Stock"), of the Company, exercisable upon the occurrence of certain events, all to be more fully described in a rights agreement to be entered into between the Company and First Union National Bank of North Carolina in connection with the Rights Plan, a copy of which shall be on file at the principal offices of the Company (as amended from time to time, the "Rights Agreement"). The Certificate of Designation of the Preferred Stock filed with the Secretary of State of the State of Delaware on June 29, 1993 (the "Certificate") provides for certain anti-dilution adjustments to the number of shares of Common Stock into which each share of Preferred Stock is convertible.

          As contemplated by subparagraph (e)(iv) of the Certificate, on the record date established to determine the stockholders of the Company entitled to receive Rights under the Rights Plan, the Company hereby agrees to (in accordance with the terms of the Rights Plan) issue to the Holders a number of Rights equal to the number of Rights which would have been issued to the Holders had the shares of Preferred Stock been converted into shares of Common Stock immediately prior to such record date in

Ramsay Health Care, Inc.
Page 2

accordance with the terms of the Certificate (the "Preferred Distribution"). In consideration of the Preferred Distribution, the Holders hereby agree irrevocably to waive any and all adjustments to the Conversion Price (as defined in the Certificate) which may result from (i) any issuance of Rights from time to time pursuant to the Rights Agreement, (ii) any changes in the exercise price of, or number of Common Shares (as defined in the Rights Agreement) issuable pursuant to, Rights and (iii) any issuance of Common Shares upon the exercise of Rights; and the parties hereto agree that no such adjustments shall be made. In addition, and in consideration of the Preferred Distribution, the Holders hereby agree that, notwithstanding the terms of the Rights Plan, the Rights Agreement or otherwise, they shall not be entitled to receive any additional Rights (in addition to the Preferred Distribution) upon any conversion of the Preferred Stock into shares of Common Stock; any such additional Rights being hereby irrevocably waived. In the event that any Holder shall receive any such additional Rights, such Holder hereby agrees to deliver such additional Rights to the Company unexercised for cancellation (it being further agreed that unless the Rights and shares of Common Stock are separately tradeable at the time, the appropriate number of Rights received by the Holders as the Preferred Distribution shall be attendant to the shares of Common Stock issued upon any conversion of the Preferred Stock into Common Stock).

          In the event that the number of shares of Common Stock into which the Preferred Stock is convertible changes after the date hereof (in accordance with the terms of the Certificate) then (i) in the event that the number of shares of Common Stock increases from time to time, the Company hereby agrees to issue to the Holders a number of additional Rights equal to the increase in the number of shares of Common Stock into which the Preferred Stock is convertible or (ii) in the event that the number of shares of Common Stock decreases from time to time, and at the time the Rights are not freely tradeable, the Holders hereby agree to deliver to the Company unexercised for cancellation a number of Rights equal to the decrease in the number of shares of Common Stock into which the Preferred Stock is convertible.

          The Holders agree that the shares of Preferred Stock shall continue to be subject to the terms of this letter agreement after any transfer thereof.
Any transferee of any shares of Preferred Stock shall, by accepting such shares, be deemed to be a "Holder" subject to this letter agreement and to have agreed to the terms and conditions hereof applicable to the Holders.

Ramsay Health Care, Inc.
Page 3

          The Holders agree that each certificate from time to time representing shares of Preferred Stock shall bear the legend required to be set forth on such certificate by the Rights Agreement and a legend to the following effect (and that they shall take all action necessary to place such legend on currently outstanding stock certificates representing the Preferred Stock):

               "This Certificate represents securities which are subject to the terms and conditions of that certain Letter Agreement dated June 30, 1995 by and among Ramsay Holdings HSA Limited, a Barbados corporation, Paul Ramsay Holdings Pty. Limited, an Australian corporation, and the Corporation (a copy of which is on file at the principal office of the Corporation)."

          This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware governing agreements made and to be performed entirely within such State, without regard to any conflict of laws principles which would apply to the laws of any other jurisdiction. This letter agreement may be executed in counterparts, each of which taken together shall constitue one and the same letter agreement.


                       *          *          *          *

Ramsay Health Care, Inc.
Page 4

          Please indicate your agreement with the foregoing by signing a copy of this letter agreement where indicated below.

                              RAMSAY HOLDINGS HSA LIMITED



                              By:  /s/ Peter Evans
                                 -------------------------------
                                   Name:  Peter Evans
                                   Title:  Director



                              PAUL RAMSAY HOLDINGS PTY. LIMITED



                              By:  /s/ Peter Evans
                                 --------------------------------
                                   Name:  Peter Evans
                                   Title:  Director


Accepted and Agreed as of
the date first above written.

RAMSAY HEALTH CARE, INC.



By:  /s/ Reynold J. Jennings
   ----------------------------
     Name: Reynold J. Jennings
     Title:  President and Chief
              Operating Officer